UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number: 001-35132

BOX SHIPS INC.

(Name of Registrant)

15 Karamanli Ave., GR 166 73, Voula, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Box Ships Inc. (the “Company”) today announced that it entered into a third amending and restating agreement (the “Amendment Agreement”) with ABN AMRO Bank N.V., for the full and final satisfaction of all amounts due and outstanding by the Company under the $100,000,000 Syndicated Secured Term Loan Facility (the “Facility”). Pursuant to the Amendment Agreement, the Company agreed to transfer ownership of the issued and outstanding share capital of three of the Company’s subsidiaries (the “Subsidiaries”), which Subsidiaries owned the vessels Maule, Box Voyager and Box Trader and secured the Facility, to entities affiliated with Mr. Michael Bodouroglou, the Company’s Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, for an aggregate purchase price of $1.50 (the “Sale”). Pursuant to the Amendment Agreement, all of the assets and liabilities of the Subsidiaries were assigned to and assumed by the new entities and the Company was fully released. The Sale was approved by a Special Committee consisting of the Company’s four independent directors. The Special Committee determined that the proposed purchase price represents fair market value for the assets and liabilities transferred to the new entities, based on vessel valuations and an independent fairness opinion.

Pursuant to a share purchase agreement (the “Purchase Agreement”) between the Company and entities affiliated with Mr. Bodouroglou (the “Buyer”), the Buyer granted to the Company a right to buy back the issued and outstanding share capital from the Buyer at the same purchase price (the “Call Option”), for a period of 90 days from November 24, 2016, subject to, among others, lenders’ approval and reimbursement by the Company of all loan and interest repayments that will be made by the Buyer under the Facility until the Call Option date and reimbursement of all other relevant costs and expenses.

The foregoing descriptions of the Amendment Agreement and Purchase Agreement are not complete and are subject to and qualified in their entirety by reference to the Amendment Agreement and Purchase Agreement, which are filed as exhibits hereto and are incorporated herein by reference. The Amendment Agreement and Purchase Agreement have been included to provide investors and security holders with information regarding their terms. It is not intended to provide any other financial information about us or our subsidiaries and affiliates. Any representations, warranties and covenants contained in the Amendment Agreement or Purchase Agreement were made only for purposes of each such agreement and as of specific dates; were solely for the benefit of the parties to such agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of us or our subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Amendment Agreement or Purchase Agreement, which subsequent information may or may not be fully reflected in public disclosures by us.

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The following exhibits are filed herewith:

Exhibit Number	Description

99.1	Form of Third Amending and Restating Agreement, dated November 24, 2016, by and among Polyaristi Navigation Co., Efploias Shipping Co. and Amorita Development Inc., as joint and several borrowers, Box Ships Inc., as corporate guarantor, Allseas Marine S.A., as approved manager, the banks and financial institutions listed in schedule 1, as lenders, ABN Amro Bank N.V., as agent, underwriter and security trustee, ABN Amro Bank N.V. and HSH Nordbank AG, as swap banks, and Azul Shipping Co., Mist Shipping Co. and Great Wave Shipping Co., as shareholders
99.2	Form of Share Purchase Agreement, dated November 24, 2016

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOX SHIPS INC.

Date: November 30, 2016	By:	/s/ GEORGE SKRIMIZEAS
George Skrimizeas
Chief Operating Officer

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